VALHI, INC.
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240

FOIA CONFIDENTIAL TREATMENT REQUEST BY VALHI, INC.

September 15, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                        Mr. Terence O'Brien, Accounting Branch Chief
Division of Corporation Finance

CC:                                              Ms. Tracie Mariner
Division of Corporation Finance

Ms. Jeanne Baker
Division of Corporation Finance

RE:              Valhi, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2015 Filed August 7, 2015
File No. 333-48391

Dear Mr. O'Brien

Exhibit A to this letter, pages 1 through 5 thereof (collectively, the "Information"), is hereby submitted to you in response to the Staff's letter dated August 31, 2015 (the "Comment Letter") concerning the above referenced Forms 10-Q of Valhi, Inc. ("Valhi").  The Information is being supplementally provided to you in response to comment number 1 in the Comment Letter.

Pursuant to 17 C.F.R. § 200.83(c), the undersigned hereby requests on behalf of Valhi that the Commission afford the Information confidential treatment for reasons of business confidentiality, and that no portion thereof be disclosed if a request for disclosure is made under the Freedom of Information Act, 5 U.S.C. § 522.  Pursuant to the Commission Rule of Information Request, 17 C.F.R. § 200.83, each page of the Information is clearly marked "Confidential Treatment Requested."

If you have any questions, you may contact the undersigned at 972-450-4228.

Securities and Exchange Commission
September 15, 2015

Sincerely,

/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Executive Vice President and Controller

CC:            Office of Freedom of Information and Privacy Act Operations   (w/o enclosure)
            Securities and Exchange Commission
            U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 2736
Washington, D.C. 20549

Exhibit A – Page 1 of 5
Document Supplementally Provided to the Securities and Exchange Commission September 15, 2015
Confidential Treatment Requested by Valhi, Inc.
Pre-tax Income (Loss) Generated by German and Belgian Jurisdictions

Germany
	Corporate	Trade
	Tax	Tax	Belgium
(In euro millions)

Year ended December 31, 2012	[*]	[*]	[*]

Year ended December 31, 2013	[*]	[*]	[*]

Year ended December 31, 2014	[*]	[*]	[*]

Quarter ended March 31, 2015	[*]	[*]	[*]

Six months ended June 30, 2015	[*]	[*]	[*]

[*] Information omitted pursuant to a request for confidential treatment filed with the SEC by Valhi, Inc.

Exhibit A – Page 2 of 5
Document Supplementally Provided to the Securities and Exchange Commission September 15, 2015
Confidential Treatment Requested by Valhi, Inc.
German and Belgian NOL Carryforwards

Germany
	Corporate	Trade
	Tax	Tax	Belgium
(In euro millions)

March 31, 2015	[*]	[*]	[*]

June 30, 2015	[*]	[*]	[*]

[*] Information omitted pursuant to a request for confidential treatment filed with the SEC by Valhi, Inc.

Exhibit A – Page 3 of 5
Document Supplementally Provided to the Securities and Exchange Commission September 15, 2015
Confidential Treatment Requested by Valhi, Inc.
Expected Level of Pre-Tax Profits For Calendar 2015 For German and Belgian Operations

	Germany	Belgium
(In $ millions)

Actual pre-tax profits - year ended
December 31, 2014	[*]	[*]

Expected level of pre-tax profit
(loss) for calendar 2015 at:
December 31, 2014	[*]	[*]

March 31, 2015	[*]	[*]

June 30, 2015	[*]	[*]

[*] Information omitted pursuant to a request for confidential treatment filed with the SEC by Valhi, Inc.

Exhibit A – Page 4 of 5
Document Supplementally Provided to the Securities and Exchange Commission September 15, 2015
Confidential Treatment Requested by Valhi, Inc.
Sales For German and Belgian Operations

Sales
	Germany		Belgium
(In $ millions)

Year ended December 31, 2013	[*]		[*]

Year ended December 31, 2014	[*]		[*]

Quarter ended March 31, 2014	[*]		[*]

Quarter ended March 31, 2015	[*]		[*]

Quarter ended June 30, 2014	[*]		[*]

Quarter ended June 30, 2015	[*]		[*]

Six months ended June 30, 2014	[*]		[*]

Six months ended June 30, 2015	[*]		[*]

[*] Information omitted pursuant to a request for confidential treatment filed with the SEC by Valhi, Inc.

Exhibit A – Page 5 of 5
Document Supplementally Provided to the Securities and Exchange Commission September 15, 2015
Confidential Treatment Requested by Valhi, Inc.
Gross Margin For German and Belgian Operations

Gross Margin
	Germany		Belgium
(In $ millions)

Year ended December 31, 2013	[*]		[*]

Year ended December 31, 2014	[*]		[*]

Quarter ended March 31, 2014	[*]		[*]

Quarter ended March 31, 2015	[*]		[*]

Quarter ended June 30, 2014	[*]		[*]

Quarter ended June 30, 2015	[*]		[*]

Six months ended June 30, 2014	[*]		[*]

Six months ended June 30, 2015	[*]		[*]

[*] Information omitted pursuant to a request for confidential treatment filed with the SEC by Valhi, Inc.